Mail Stop 4561

May 1, 2008

Li Kunwu, President and CEO
China VoIP & Digital Telecom, Inc.
Rm. 508, No. 786 Xinluo Street
High-Tech Industrial Development Zone; Jina, CHINA

  Re: China VoIP & Digital Telecom, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed April 17, 2008
    File No. 333-149023

    Form 10-KSB/A for Year Ended December 31, 2006
    Filed April 17, 2008
    File No. 333-131017

    Form 10-KSB for Year Ended December 31, 2007
    Filed April 9, 2008
    File No. 333-131017

Dear Mr. Kunwu:

  We have reviewed the above-referenced filings and have the following comments. Unless otherwise indicated, references herein to prior comments are to the comments from our letter dated March 4, 2008.

Amendment No. 1 to Registration Statement on Form S-1

General

1. In the future in responding to staff comments, it would be very helpful in your response letter for you to identify specifically in the amended registration statement the location of the additional disclosure you have provided in response to staff comments. This will allow us to quickly locate the disclosure you have added or feel is relevant in response to staff comments and will allow the staff to be more efficient and effective in responding to your amendments. In preparing your next cover letter, please keep in mind that merely adding the text of the revised disclosure to the supplemental letter is not sufficient and will not only result in an unnecessarily lengthy correspondence letter, but will do little to assist the staff with the processing of the amended filing.

2. In light of the existence of the features to the convertible note that allow Castlerigg to exercise redemption options, please provide an analysis setting forth your views as to whether the sale of the convertible note was complete prior to the filing of the resale registration statement. Please see Interpretation No. 3S(b) under the heading "Securities Act Sections" in the March 1999 Supplement to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations for additional guidance.

3. Your registration statement covers the resale by a single shareholder of a very large number of shares relative to the shares outstanding and the number of shares owned by non-affiliates. Your offering appears to be an indirect primary offering of equity securities by or on behalf of the registrant. Because you do not qualify to conduct a primary offering "at the market" under Rule 415(a)(4) of Regulation C, please revise the terms of your offering so that it is within paragraph (a)(1)(i) of Rule 415. Alternatively, revise to name the selling shareholder as an underwriter, provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering, and confirm that resales will be made on a prompt and continuous basis. If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

4. In response to prior comment 12, you state that you have revised the registration statement to reference the sole selling stockholder. However, numerous references to the "selling stockholders" remain in the document. In addition, you refer in several places to the "investors" in your December 2007 convertible note financing, although there appears to have been only one investor. Please revise your filing accordingly, or advise.

5. Please revise your filing to include page numbers on every page, and update your table of contents accordingly.

Registration Fee Table

6. Footnotes (2) and (4) to your registration fee table have no corresponding reference in the table. In addition, the table includes a reference to a footnote (7), but there is no corresponding footnote. Please revise as necessary to clarify the information disclosed in the table and footnotes thereto.

Disclosure Regarding Our Recent Financing and Conversion of Notes and Exercise of Warrants

Terms of Financing Documents

7. You disclose that under the Registration Rights Agreement, the registration statement must be declared effective not later than 120 days after December 21, 2007, or else the company will be required to pay cash delay payments. As this deadline has now passed without the registration statement being declared effective, please revise the statement(s) in your filing that the company believes it will be able to meet the effectiveness date deadline, and disclose the aggregate amount of cash delay payments incurred by the company to date.

8. Please refer to prior comment 9. We note the disclosure in your amended filing that the company "has the full intention, and a reasonable basis to believe that we will have the financial ability to make all payments on the overlying securities." Please disclose the reasonable basis for this statement, as well as the nature of any material assumptions you have made in reaching this conclusion. Describe how, whether through cash payments or otherwise, you intend to repay the principal amount of the convertible debt, and specifically refer to your current and expected financial condition in quantitative terms in providing this analysis.

Fees and Payments Associated with Transaction

9. Please refer to prior comment 3. Explain clearly how you calculated the maximum possible interest payable in connection with the December 2007 financing set forth in column 3 ($739,109.83) in the table under the heading referenced above. In this regard, we note that simple interest at 8.75% on the principal amount of $5 million over three years equals $1,312,500. We note further your reference in the Offering Summary in your prospectus to the total amount of $1,314,897 that will accrue on the convertible notes. Please advise how interest is calculated under the terms of the convertible note, and revise your disclosure as necessary.

10. You state in footnote 5 to the table under the heading referenced above that $100,000 represents the "maximum liquidated damages the Company would pay assuming this registration statement is not deemed effective 120 days after the issuance of the Senior Secured Convertible Note." However, the Registration Rights Agreement incorporated by reference as Exhibit 10.2 to the registration statement does not appear to limit the liquidated damages payable thereunder to $100,000. In addition, we note the following statement in your risk factor disclosure: "If we fail to meet the deadlines for the filing or the effectiveness of the registration statement we will be subject to cash delay payments equal to 2% per month which shall apply retroactively from 90 days before closing." This risk factor disclosure indicates that you may already be subject to more than $100,000

in liquidated damages. Please tell us the source of the limitation on liquidated damages you reference, or revise your filing to clarify, if accurate, that there is no contractual limitation on the liquidated damages payable by the company under the convertible note transaction documents. While we will not object to inclusion in your filing of a reasonable estimate of potential liquidated damages payable by the company, if such damages may exceed the estimate provided, this possibility should be made clear to investors.

Total Possible Profit Selling Shareholders Could Realize

Senior Secured Convertible Note

11. You state in several places in your filing that the *original* fixed conversion price of the convertible note is $0.5627 per share (emphasis added). As requested in prior comment 4, if there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular or other disclosure as appropriate; or explain to us in your response letter why you believe such additional disclosure is unnecessary.

Net Proceeds Payable to the Company and Combined Total Possible Profit Selling Stockholders Could Realize

12. Please revise the table under the above-referenced heading in your amended filing to disclose the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes *and* any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder. In this regard, we note that you have disclosed in the fourth column of this table the combined total possible profit to the investor from payment and redemption payments relating to the convertible note ($331,438.00); please add to this amount the total possible profit your investor could realize as a result of conversion discounts relating to the warrants, as disclosed in response to prior comment 5, and revise the last two columns of this table accordingly.

Management

Executive Compensation

13. You state that you have employment agreements with Messrs. Kunwu and Qinqhua. Please file these management contracts as exhibits to your filing, or advise. See Item 601(b)(10)(iii) of Regulation S-K.

Form 10-KSB/A for Year Ended December 31, 2006, and Form 10-K for Year Ended December 31, 2007

Item 8A. Controls and Procedures

14. We refer to prior comment 16 and note that your amended Form 10-KSB for fiscal year 2006 and your Form 10-KSB for fiscal year 2007 now include the appropriate definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). However, we also note the following statement in these filings: "A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." In your response letter, please confirm, if true, that your CEO and CFO concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the periods covered by the above-referenced reports. In addition, ensure that future reports clarify whether your CEO and CFO have concluded that the controls and procedures are effective at the reasonable assurance level. In the alternative, omit from future filings the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Executive Compensation

15. We refer to prior comments 14 and 17, and we note that you have revised the executive compensation disclosure in your registration statement and your amended Form 10-KSB for fiscal 2006. However, the disclosure in your Form 10-KSB for fiscal 2007 does not conform to the requirements of Item 402 of Regulation S-K. Please update your 2007 annual report on Form 10-KSB accordingly.

16. Refer to comment 13 above and file your management agreements with Messrs. Kunwu and Qinqhua as exhibits to the applicable annual reports on Form 10-KSB; or advise.

*   *   *   *

　　　Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance, you may contact Jay Ingram at (202) 551-3397. You may also contact me at (202) 551-3730 if you thereafter have any other questions.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Barbara C. Jacobs
　　　　　　　　　　　　　　　　　　Assistant Director

cc:　　　<u>Via Facsimile (732) 577-1188</u>
　　　　　Richard I. Anslow, Esq.
　　　　　Asher Ailey, Esq.
　　　　　Anslow & Jaclin, LLP